Exhibit 99.1

JIADE LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JIADE LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
CURRENT ASSETS:
Cash and cash equivalents	19,773,580	51,837,277	7,639,869
Accounts receivable, net	6,259,004	6,019,542	887,171
Deferred offering costs	228,213	—	—
Prepayment and other current assets	61,640,567	38,024,812	5,604,164
TOTAL CURRENT ASSETS	87,901,364	95,881,631	14,131,204
NON-CURRENT ASSETS
Property and equipment, net	4,256,882	3,545,620	522,560
Intangible assets, net	24,043,180	107,273,074	15,810,095
Right-of-use assets	966,479	1,362,612	200,824
Deferred tax assets	232,563	1,101,852	162,393
Goodwill	26,550,297	26,550,297	3,913,030
TOTAL ASSETS	143,950,765	235,715,086	34,740,106
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	15,240,000	12,240,000	1,803,953
Accounts payable	—	2,941,374	433,505
Payroll payables	1,952,234	1,978,255	291,559
Other payables	2,050,459	33,120	4,881
Deferred revenue	40,942	625,320	92,161
Lease liabilities	482,275	554,406	81,709
Amounts due to related parties	462,837	257,756	37,989
Taxes payable	1,509,134	1,472,760	217,058
TOTAL CURRENT LIABILITIES	21,737,881	20,102,991	2,962,815
NON-CURRENT LIABILITIES
Long-term loans	1,000,000	990,000	145,908
Lease liabilities	480,841	850,894	125,406
TOTAL LIABILITIES	23,218,722	21,943,885	3,234,129
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Class A ordinary shares, US$0.000025 par value, 1,988,800,000 shares authorized, 89,269 and 5,137,272 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively*	15	870	128
Class B ordinary shares, US$0.000025 par value, 10,000,000 shares authorized, 4,209 and 294,209 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively*	1	50	7
Additional paid-in capital	127,470,080	257,008,148	37,878,314
Statutory reserves	2,111,434	2,111,434	311,187
Ordinary shares subscribed	(15,755,217)	—	—
Retained earnings (losses)	7,841,520	(42,614,706)	(6,280,630)
Accumulated other comprehensive loss	(1,086,344)	(2,793,592)	(411,724)
TOTAL JIADE LIMITED SHAREHOLDERS’ EQUITY	120,581,489	213,712,204	31,497,282
NON-CONTROLLING INTERESTS	150,554	58,997	8,695
TOTAL SHAREHOLDERS’ EQUITY	120,732,043	213,771,201	31,505,977
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	143,950,765	235,715,086	34,740,106

*Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidations, The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
REVENUE	9,383,590	8,274,218	1,219,469
Cost of revenue	5,708,984	5,733,766	845,053
GROSS PROFIT	3,674,606	2,540,452	374,416
OPERATING EXPENSES
Selling expenses	317,169	4,466,752	658,318
General and administrative expenses	7,490,194	48,848,922	7,199,440
Research and development expenses	873,959	1,547,422	228,062
Total operating expenses	8,681,322	54,863,096	8,085,820
LOSS FROM OPERATIONS	(5,006,716)	(52,322,644)	(7,711,404)
OTHER INCOME (EXPENSES)
Interest income	442	189	28
Interest expense	(109,609)	(279,730)	(41,227)
Other income, net	572,740	1,197,824	176,537
Total other income, net	463,573	918,283	135,338
LOSS BEFORE INCOME TAXES	(4,543,143)	(51,404,361)	(7,576,066)
INCOME TAXES BENEFIT	(197,766)	(856,578)	(126,244)
NET LOSS	(4,345,377)	(50,547,783)	(7,449,822)
Less: net income (loss) attributable to non-controlling interest	136,063	(91,557)	(13,494)
NET LOSS ATTRIBUTABLE TO JIADE LIMITED’S SHAREHOLDERS	(4,481,440)	(50,456,226)	(7,436,328)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(678,443)	(1,707,248)	(251,617)
TOTAL COMPREHENSIVE LOSS	(5,023,820)	(52,255,031)	(7,701,439)
Less: comprehensive income (loss) attributable to non-controlling interest	136,063	(91,557)	(13,494)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO JIADE LIMITED’S SHAREHOLDERS	(5,159,883)	(52,163,474)	(7,687,945)
BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic and diluted	(365.27)	(39.87)	(5.88)
Weighted average number of shares outstanding
Basic and diluted	12,269	1,265,627	1,265,627

*Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidations. The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

								Accumulated
		Class A		Class B		Additional		Other		JIADE LIMITED’s		Total
	Class A	Issued	Class B	Issued	Subscribed	Paid-in	Statutory	Comprehensive	Retained	Shareholders’	Non-controlling	Shareholders’
	Shares*	Amount	Shares*	Amount	Amount	Capital	Reserve	Income (Loss)	Earnings	Equity	Interests	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	8,060	1	4,209	1	(1,993)	50,182,860	2,054,975	418,491	18,494,772	71,149,107	149,694	71,298,801
Net (loss) income for the period	—	—	—	—	—	—	—	—	(4,481,440)	(4,481,440)	136,063	(4,345,377)
Currency translation differences	—	—	—	—	—	—	—	(678,443)	—	(678,443)	—	(678,443)
Balance as of June 30, 2025	8,060	1	4,209	1	(1,993)	50,182,860	2,054,975	(259,952)	14,013,332	65,989,224	285,757	66,274,981

Balance as of December 31, 2025	89,269	15	4,209	1	(15,755,217)	127,470,080	2,111,434	(1,086,344)	7,841,520	120,581,489	150,554	120,732,043
Net loss for the period	—	—	—	—	—	—	—	—	(50,456,226)	(50,456,226)	(91,557)	(50,547,783)
Stock-based compensation	—	—	290,000	49,146	—	33,059,865	—	—	—	33,109,011	—	33,109,011
Issuance of Class A ordinary shares for cash	5,048,003	854,243	—	—	—	95,575,718	—	—	—	96,429,961	—	96,429,961
Effect of the change of shares of par value	—	(853,388)	—	(49,097)	—	902,485	—	—	—	—	—	—
Payment of subscribed ordinary shares	—	—	—	—	15,755,217	—	—	—	—	15,755,217	—	15,755,217
Currency translation differences	—	—	—	—	—	—	—	(1,707,248)	—	(1,707,248)	—	(1,707,248)
Balance as of June 30, 2026	5,137,272	870	294,209	50	—	257,008,148	2,111,434	(2,793,592)	(42,614,706)	213,712,204	58,997	213,771,201
Balance as of June 30, 2026 (US$)	—	128	—	7	—	37,878,314	311,187	(411,724)	(6,280,630)	31,497,282	8,695	31,505,977

*Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidations. The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIADE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net loss	(4,345,377)	(50,547,783)	(7,449,822)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	767,121	2,256,154	332,516
Non-cash operating lease	548,350	298,274	43,960
Gain from termination of operating lease	(18,068)	—	—
Net loss on disposal of property and equipment	17,115	3,500	516
Credit loss for accounts receivable	1,550,481	1,430,109	210,772
Unrealized foreign exchange gain	(678,405)	(450,694)	(66,424)
Deferred tax	(232,572)	(869,289)	(128,117)
Employee stock compensation	—	32,964,266	4,858,332
Changes in operating assets and liabilities:
Accounts receivable	591,698	(1,190,647)	(175,480)
Prepayment and other current assets	(2,400,416)	4,195,631	618,359
Accounts payable	—	2,941,374	433,505
Other payables	(391,533)	(2,017,339)	(297,319)
Payroll payables	362,508	26,021	3,835
Deferred revenue	(103,059)	584,378	86,127
Change in lease liabilities – operating lease	(575,385)	(252,223)	(37,173)
Taxes payable	(225,696)	(36,374)	(5,361)
NET CASH USED IN OPERATING ACTIVITIES	(5,133,238)	(10,664,642)	(1,571,774)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(30,314)	(168,197)	(24,789)
Purchase of intangible assets	(943,397)	(66,328,193)	(9,775,566)
Proceeds from disposal of property and equipment	1,000	—	—
Net cash acquired from acquisitions	445,823	—	—
NET CASH USED IN INVESTING ACTIVITIES	(526,888)	(66,496,390)	(9,800,355)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	7,740,000	—	—
Repayments of bank loans	(1,000,000)	(3,010,000)	(443,619)
Proceeds from issuance of ordinary shares, net of issuance costs	—	112,456,186	16,573,991
Deferred costs related to initial public offering	(1,487,976)	—	—
Net proceeds from (repayment to) related parties	4,392,047	(205,081)	(30,225)
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,644,071	109,241,105	16,100,147
EFFECT OF FOREIGN EXCHANGE RATE ON CASH AND CASH EQUIVALENT	(38)	(16,376)	(2,414)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,983,907	32,063,697	4,725,604
TOTAL CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,918,146	19,773,580	2,914,265
TOTAL CASH AND CASH EQUIVALENTS, END OF PERIOD	7,902,053	51,837,277	7,639,869
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	109,609	279,730	41,227
Cash paid for income tax	11,434	57,682	8,501
Supplemental Schedule of Non-Cash Investing and Financing Activities
Right-of-use assets obtained in exchange for new operating lease liabilities	1,303,459	663,702	97,818

*The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and principal activities

JIADE LIMITED is a holding company that was incorporated under the laws of the Cayman Islands on February 20, 2023 (“JIADE LIMITED” or the “Company”). JIADE LIMITED and its subsidiaries (collectively referred to as the “Group”) specialize in providing one-stop comprehensive education supporting services to adult education institutions, through a wide range of software platform and auxiliary solutions, and safety technology training for personnel. One-stop comprehensive education supporting services encompass exam administration services and teaching support services throughout the entire teaching cycle. Specifically, the Group offers pre-enrollment guidance on school/major selection and application strategy development, training for entrance exams, and assistance in the application process. The Group also provides offline tutoring, exam administration services, guidance on graduation thesis, and social practice assistance included in the one-stop comprehensive education supporting services in the People’s Republic of China (“China” or the “PRC”). Safety technology training services for personnel are primarily offer initial training, refresher training, and certification renewal programs for these types of operations, with both theoretical instruction and practical training components. After obtaining the required certificates issued by the Ministry of Emergency Management of China, personnel are required to complete refresher training every three years and certification renewal training every six years. As a result, the Group benefit from a high rate of repeat business, providing a recurring revenue stream.

JIADEZHIGAO Limited (“Jiadezhigao HK”) was incorporated in accordance with the laws and regulations of Hong Kong on March 30, 2023 and is a wholly owned subsidiary of the Company.

Shenzhen Kebiao Technology Co., Ltd. (“Shenzhen Kebiao”) was incorporated in China on May 23, 2023 and a wholly owned subsidiary of Jiadezhigao HK.

Sichuan Jiade Zhigao Technology Co., Ltd. (“Jiade Zhigao”) was incorporated in China on May 6, 2022 and has been controlled by Mr. Yuan Li and Ms. Zhirong Zhou.

Sichuan Kebiao Technology Co., Ltd. (“Kebiao Technology”), a limited liability company established in Chengdu City, Sichuan Province, China on April 28, 2020, which has been controlled by Mr. Yuan Li and Ms. Zhirong Zhou since inception.

Wismass International Holdings Limited (“WISMASS HK”) was incorporated in accordance with the laws and regulations of Hong Kong on October 24, 2022 and is a wholly owned subsidiary of Wismass International Holdings Limited (BVI) (“WISMASS BVI”). WISMASS BVI was incorporated in accordance with the laws and regulations of British Virgin Islands on August 17, 2022.

Sichuan Kunyuan Safety Technology Services Co., Ltd. (“Kunyuan”) was incorporated in China on March 25, 2021 and a subsidiary of Jiade Zhigao since January 9, 2025.

Sichuan Jiazhi Taizhang Safety Technology Co., Ltd (“Jiazhi”) was incorporated in China on April 28, 2023 and a wholly owned subsidiary of Jiade Zhigao since January 26, 2025.

HK Yifu International Limited (“HK Yifu”) was incorporated in accordance with the laws and regulations of Hong Kong on July 15, 2025 and has been a wholly owned subsidiary of the Company since August 13, 2025.

Reorganization

In preparation of the Company’s initial public offering (the “IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Company. The Company was incorporated in connection with a group reorganization (the “Reorganization”).

Note 1 — Organization and principal activities (continued)

On December 14, 2022, Kebiao Technology and Jiade Zhigao entered into an equity purchase agreement with Kebiao Technology’s shareholders, through which Kebiao Technology became a wholly owned subsidiary of Jiade Zhigao. On June 7, 2023, Shenzhen Kebiao acquired an aggregate of 82% of the equity interests in Jiade Zhigao from Mr. Yuan Li, Ms. Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership in exchange for newly issued 1% of the equity interest in Shenzhen Kebiao, through an equity transfer agreement. As a result, Shenzhen Kebiao was 99% owned by Jiadezhigao HK, with the remaining 1% collectively owned by Mr. Yuan Li, Ms. Zhirong Zhou, Sichuan Zhongtaizhigao Information Technology Consulting Partnership, and Sichuan Jiaduozhigao Information Technology Consulting Partnership.

On November 30, 2022, WISMASS HK entered into a share transfer agreement with Yuan Li, who was then the 51.33% owner of Jiade Zhigao, to acquire 9% of the equity interests in Jiade Zhigao from Mr. Yuan Li for a total consideration of RMB180,000. On May 26, 2023, WISMASS HK entered into a share subscription agreement with Jiade Zhigao to purchase newly issued 9.8901% of the equity interests in Jiade Zhigao with a total consideration of RMB751,648, through which WISMASS HK has in total an 18% equity interest in Jiade Zhigao. On June 30, 2023, Jiade Cayman entered into a share swap agreement with WISMASS BVI to acquire 100% of the equity interests in WISMASS HK from WISMASS BVI in exchange for 4,035,471 newly issued ordinary shares of Jiade Cayman, through which WISMASS HK became a wholly owned subsidiary of the Company and WISMASS BVI has 18.1488% equity interest in the Company.

On December 24, 2024, Jiade Zhigao entered into an equity transfer agreement with Chengdu Meirusi Technology Co., Ltd. (“Meirusi”), which is a PRC limited liability company holding 75% of the equity interests in Kunyuan, to acquire 75% of the equity interests in Kunyuan for a total consideration of RMB9,000,000. On January 9, 2025, Meirusi and Kunyuan both fulfilled the obligations under the equity transfer agreement signed on December 24, 2024. Thereupon Kunyuan became a subsidiary of the Company as of January 9, 2025.

On December 24, 2024, Jiade Zhigao entered into an equity transfer agreement with Meirusi, which entity holds 100% of the equity interests in Jiazhi, to acquire 100% of the equity interests in Jiazhi for a total consideration of RMB23,000,000. On January 26, 2025, Meirusi and Jiazhi both fulfilled the obligations under the equity transfer agreement signed on December 24, 2024. Thereupon, Jiazhi became a wholly subsidiary of the Company as of January 26, 2025.

On August 13, 2025, the Company entered into an equity transfer agreement with Mr. Guoqiang Wu, who holds 100% of the equity interests in HK Yifu, to acquire 100% of the interests in HK Yifu for a total consideration of HK$10,000 (RMB9,032). On August 13, 2025, Mr. Guoqiang Wu and the Company both fulfilled the obligations under the equity transfer agreement. Thereupon, HK Yifu became a wholly owned subsidiary of the Company since August 13, 2025.

As all the entities involved in the process of the Reorganization are under common ownership of Jiade Zhigao’s shareholders before and after the Reorganization, except for Kunyuan, Jiazhi and HK Yifu, the common control of which started from January 9, 2025, January 26, 2025 and August 13, 2025, respectively, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying unaudited condensed consolidated financial statements were prepared as if the corporate structure of the Group had been in existence since the beginning of the periods presented.

Note 1 — Organization and principal activities (continued)

As of December 31, 2025 and June 30, 2026, the Group’s condensed consolidated financial statements reflected the activities for each of the following entities.

			% of	% of
	Date of	Place of	Ownership as of	Ownership as of
Name of Entity	Incorporation	Incorporation	December 31, 2025	June 30, 2026	Principal Activities
JIADE LIMITED	February 20, 2023	Cayman Islands	N/A	N/A	Investment Holding
JIADEZHIGAO Limited (“Jiadezhigao HK”)	March 30, 2023	Hong Kong	100%	100%	Investment Holding
WISMASS International Holdings Limited (“WISMASS HK”)	October 24, 2022	Hong Kong	100%	100%	Investment Holding
Shenzhen Kebiao Technology Co., Ltd (“Shenzhen Kebiao”)	May 23, 2023	PRC	99.98%	99.98%	Providing one-stop comprehensive education supporting services
Sichuan Jiadezhigao Technology Limited (“Jiade Zhigao”)	May 6, 2022	PRC	99.98%	99.98%	Providing one-stop comprehensive education supporting services
Sichuan Kebiao Technology Co., Ltd. (“Kebiao Technology”)	April 28, 2020	PRC	99.98%	99.98%	Providing one-stop comprehensive education supporting services
Sichuan Kunyuan Safety Technology Services Co., Ltd. (“Kunyuan”)	March 25, 2021	PRC	74.98%	74.98%	Providing safety technology training services
Sichuan Jiazhi Taizhang Safety Technology Co., Ltd (“Jiazhi”)	April 28, 2023	PRC	99.98%	99.98%	Providing safety technology training services
HK Yifu International Limited (“HK Yifu”)	July 15, 2025	Hong Kong	100%	100%	Investment Holding

Note 2 — Summary of significant accounting policies

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the U.S. (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission.

Retroactivity

For the six months ended June 30, 2026 and up to the date of these financial statements, the Company effected two share consolidations and change of authorized share capital. All historical references relating to the number of authorized shares, issued and outstanding ordinary shares, ordinary shares subscribed, earnings per share, and the related amounts of ordinary shares have been retroactively adjusted in the unaudited condensed consolidated financial statements to reflect these changes for all periods presented.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities, and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the unaudited consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Note 2 — Summary of significant accounting policies (continued)

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Uses of estimates and assumptions

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods presented. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. The estimates required to be made by management include, but are not limited to, useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, deferred tax assets, goodwill and contingencies. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent demand deposits placed with banks and cash on hand, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. The Group maintains the majority of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest. As of December 31, 2025 and June 30, 2026, cash and cash equivalents balance were RMB19,773,580 and RMB51,837,277 (US$7,639,869), respectively.

Fair Value of Financial Instruments

ASC Topic 825-10, Financial instruments – overall: Recognition and measurement of financial assets and financial liabilities (“ASC 825-10”) requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, deferred revenue, other payables, bank loans, and amounts due to related parties, approximates their recorded values due to their short-term maturities.

The Group determined that the carrying value of the lease liabilities approximated their fair value as the interest rates used to discount the contracts approximate market rates. The Group noted no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2025 and June 30, 2026.

Note 2 — Summary of significant accounting policies (continued)

Accounts receivable and allowance for credit loss

The Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the condensed consolidated statements of operations and comprehensive loss. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. For the six months ended June 30, 2025 and 2026, the expected credit loss amounted to RMB1,550,481 and RMB1,430,109 (US$210,772), respectively.

Deferred revenue

Deferred revenue represents the upfront payments received upon the signing of a contract for one-stop comprehensive education supporting services with adult education institutions and the upfront payments received from personnel for safety technology training services. The deferred revenue is subsequently released into revenue once the customers receive and consume benefits of such services and is released using straight-line method based on the contract term. As of December 31, 2025 and June 30, 2026, the deferred revenue amounted to RMB40,942 and RMB625,320 (US$92,161), respectively.

Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight- line method, as follows:

Useful life
Motor vehicles	4 years
Office equipment	3 years
Leasehold improvement	Over shorter of the lease term and the remaining useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited consolidated statements of operation and other comprehensive loss as other income or expenses.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Group’s acquisitions of interests in its consolidated subsidiaries.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when an event or circumstances change occurs that indicate the asset might be impaired. Under ASC 350-20-35 – Intangibles – Goodwill and Other – Subsequent Measurement, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

Note 2 — Summary of significant accounting policies (continued)

If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the quantitative analysis indicates the carrying value of a reporting unit exceeds its fair value, the Group measures any goodwill impairment losses as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

As of June 30, 2026, the Group performed a qualitative assessment of its goodwill under Kunyuan and Jiazhi’s operation and concluded that there were no indicators of impairment.

Impairment of long-lived assets other than goodwill

The Group evaluates the recoverability of its long-lived assets, including property and equipment, intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, the Group recognizes an impairment loss based on the excess of the carrying amount of the asset over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset, when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended June 30, 2025 and 2026, no impairment of long-lived assets was recognized.

Leases

The Group leases offices in the PRC under operating leases. The Group determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expenses when the lessor makes the underlying asset available to the Group.

For short-term leases, the Group records operating lease expenses in its unaudited condensed consolidated statements of operation and comprehensive loss on a straight-line basis over the lease term.

The Group adopted ASC Topic 842, Lease (“ASC 842”) on January 1, 2021, using the modified retrospective method. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

As the lessee, the Group recognizes in the unaudited condensed consolidated balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term. For the six months ended June 30, 2025 and 2026, the Group incurred lease expenses with a term of 12 months or less of nil and RMB51,574 (US$7,601), respectively.

Note 2 — Summary of significant accounting policies (continued)

Operating lease assets are included within right-of-use assets — operating lease, and the corresponding operating lease liabilities are included within operating lease liabilities on the condensed consolidated balance sheets as of December 31, 2025 and June 30, 2026.

Intangible Assets, net

Intangible assets consist primarily of software purchased and copyrights purchased. Software purchased and under development for internal use, including fees paid to third parties for services provided to develop the software, are stated at cost less accumulated amortization and impairment, if any. Generally, software is amortized using the straight-line method over its estimated useful life, which is typically 5 to 10 years. Copyrights represent the copyright certificate applied for vocational education and are initially stated at cost and amortized over their estimated useful lives. However, if the copyrights are not expected to generate future economic benefits at the time of recognition, amortization is deferred until such time as economic benefits are anticipated to begin.

Amortization is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Software	5 to 10 years
Copyrights	10 years

Revenue recognition

The Group adopted ASC 606 for all periods presented. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

1. Identify the contract(s) with a customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) the entity satisfies a performance obligation.

One-stop comprehensive education supporting services

The Group enters into service contracts with adult education institutions to provide one-stop comprehensive education supporting services. It is within the scope of the revenue recognition standard that the essence of such contractual arrangements involves the Group providing one-stop comprehensive education supporting services to adult education institutions, and those services or activities are considered part of the Group’s ordinary business operations and are exchanged for compensation. Accordingly, the Group identifies its customers as the adult education institutions to which it provides services. One-stop comprehensive education supporting services encompass exam administration services and teaching support services throughout the entire teaching cycle from pre-enrollment to post-graduation. The Group determined the transaction price based on customer demand, effect of competitors on the Group’s services, the number of students to be served and other market factors. The transaction price does not change, once the Group has verified the number of students to be served with adult education institutions. The Group currently does not have any modification to the contract and the contracts currently do not have any variable consideration.

Note 2 — Summary of significant accounting policies (continued)

The Group provides one-stop comprehensive education supporting services from pre-enrollment services to post-graduation services. These comprehensive services need to be combined into a single performance obligation because they are not separately identifiable in the contract. The Group typically verifies the number of students served with the adult education institutions at the beginning of the year then issues settlement statements to the adult education institutions and, upon receipt of the adult education institutions’ services confirmation, the Group issues a bill to the customers. The Group satisfies its performance obligations to provide the comprehensive services to the adult education institutions throughout the terms of the contract. Therefore, the revenue from such services is recognized over the contract term on a monthly straight-line basis as adult education institutions receive and consume the benefits of such services.

The Group applies the practical expedient that permits the Group not to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period, as the Group’s contracts have an expected length of one year or less. The Group also applies the practical expedient that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in direct costs of revenue under costs and expenses. The Group uses independent contractors and third-party companies in the performance of its education supporting services. The Group evaluates who controls the education-supporting services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Group determined it acts as the principal for its education supporting services performance obligation since it is in control of establishing the prices for these services and managing all aspects of services delivered to the institutions’ students.

Safety technology training services

The Group enters into service contracts with personnel or institutions to provide safety technology training services. The safety technology training services for personnel encompass initial training, refresher training, and certification renewal programs for certain types of operations, with both theoretical instruction and practical training components. The Group determined the transaction price based on customer demand, the effect of competitors on the Group’s services and other market factors. The transaction price does not change once the Group has verified the type of training services with the personnel. The Group currently does not have any modifications to the contract, and the contracts currently do not have any variable consideration.

The Group typically verifies the type of training services with the personnel during the registration stage and issues receipts to customers. The Group fulfills its performance obligations by providing safety technology training services to the personnel throughout the entire training process. Therefore, the revenue from safety technology training services is recognized over the training period on a straight-line basis.

The determination of whether revenues should be reported on a gross or net basis is based on the Group’s assessment of whether it is the principal or an agent in the transaction in accordance with ASC Topic 606-10-55, Revenue from Contracts with Customers - Overall - Implementation Guidance and Illustrations, and depends on whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Group determined it acts as the principal for its safety technology training services performance obligation since it is in control of establishing the prices for these services and managing all aspects of services delivered to the personnel.

Online course services

The Group’s online course services revenue is primarily generated from authorizing the developed course on a third-party online learning platform. The Group determined the transaction price based on customer demand, the effect of competitors on the Group’s services and other market factors. The transaction price does not change once the Group has signed the contract with the third-party platform, and the contracts currently do not have any variable consideration.

The Group satisfies its performance obligations by granting registered personnel access to the developed courses on the learning platform. Revenue is recognized when personnel can directly use the learning platform and derive all the benefits from it while providing services. Therefore, the revenue is recognized at a point in time when the customer is able to directly use and obtain substantially all of the benefits from the learning platforms at the time the services are delivered.

Note 2 — Summary of significant accounting policies (continued)

The Group determined it acts as the principal for its online course services performance obligation since it is in control of establishing the prices for these services and managing all aspects of services delivered to the personnel.

Customized equipment

The Group enters into sales contracts with the customer to provide customized equipment related to safety technology training. The equipment is created based on fixed price purchase orders and tailored to the construction of examination sites for safety technology training.

The Group fulfills its performance obligations by providing the customized equipment to the designated address till passed the customer’s acceptance inspection. Therefore, the revenue is recognized over time from the arrival of the equipment at the customer’s site to the final acceptance.

The Group determined it acts as the principal for its sales of customized equipment performance obligation since it is in control of establishing the prices for the equipment and managing all aspects of the equipment delivered to the customer.

The following table disaggregates the revenue for the six months ended June 30, 2025 and 2026 are as follows:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Revenue by services line
Adult education supporting services	5,671,628	5,074,720	747,921
Safety technology training services	3,503,890	2,290,080	337,516
Online course services	208,072	66,081	9,740
Customized equipment	—	843,337	124,292
Total revenue	9,383,590	8,274,218	1,219,469

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Revenue by recognition method
Revenue recognized over time	9,175,518	8,208,137	1,209,729
Revenue recognized at a point in time	208,072	66,081	9,740
Total revenue	9,383,590	8,274,218	1,219,469

Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates of 6%. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payables. All of the VAT returns filed by the Group’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 2 — Summary of significant accounting policies (continued)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended June 30, 2025 and 2026. All of the tax returns of the Group’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full-time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred. For the six months ended June 30, 2025 and 2026, employee welfare contribution expenses amounted to RMB481,920 and RMB465,232 (US$68,567), respectively.

Stock-based compensation

The Group accounts for share-based compensation awards issued to employees and non-employees in accordance with ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). For unrestricted stock awards granted under the Company’s equity incentive plans that are fully vested and immediately exercisable upon grant with no service, performance or other vesting conditions, the fair value of each award is measured at the grant-date fair value, based on the closing market price of the Company’s ordinary shares on the grant date, and is recognized as compensation expense in full on the grant date in the unaudited condensed consolidated statements of operations and comprehensive loss. These awards are classified as equity-settled and are not remeasured subsequent to the grant date. Compensation expense is not reversed unless the awards are forfeited due to non-compliance with applicable laws or plan terms, in which case the previously recognized expense is reversed in the period of forfeiture.

Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure, as well as information about geographical areas, business segments and major customers in the consolidated financial statements for detailing the Group’s business segments.

The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Group has determined that it has three and four reporting segments for the six months ended June 30, 2025 and 2026, respectively, for purposes of allocating resources and evaluating financial performance. The Group generates substantially all of its revenue from clients in China. Accordingly, no geographical segments are presented. Substantially majority of the Group’s long-lived assets are located in China.

Note 2 — Summary of significant accounting policies (continued)

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (such as convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (such as those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2025 and 2026, there were no dilutive shares. On March 23 and June 1, 2026, the Company effected a share consolidation on the basis of one ordinary share for every 25 and 10 ordinary shares previously outstanding, respectively. The weighted-average number of ordinary shares outstanding used in the computation of basic and diluted earnings (loss) per share, together with the corresponding per-share amounts, has been retrospectively adjusted to reflect the share consolidation for all periods presented.

Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and the Company’s entities incorporated in the Cayman Islands and Hong Kong is the United States Dollar (“US$”). The functional currency of the Company’s PRC subsidiaries is the RMB.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the condensed consolidated statements of operation and comprehensive loss.

The Group’s reporting currency is RMB. For entities within the Group that have a functional currency other than the reporting currency, assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenue, expenses, gains and losses are translated using the average rates for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of other comprehensive income in the condensed consolidated statements of operations and comprehensive loss and the condensed consolidated statements of changes in shareholders’ equity.

Convenience Translation into United States Dollars

Translations of balances in the condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss and condensed consolidated statements of cash flows from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = 6.7851 on June 30, 2026. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

Research and Development Expenses

Research and development (“R&D”) expenses consist primarily of salaries and related personnel costs, depreciation and the cost of services used for the development of the Group’s services management system. Other than software disclosed in intangible assets, all costs associated with R&D are expensed as incurred. For the six months ended June 30, 2025 and 2026, research and development expenses were RMB873,959 and RMB1,547,422 (US$228,062), respectively.

Note 2 — Summary of significant accounting policies (continued)

Business Combinations

The Group recognizes and measures the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date, while transaction costs related to business combinations are expensed as incurred. An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired and liabilities assumed, if any, in a business combination. The income valuation method represents the present value of future cash flows over the life of the asset using: (i) discrete financial forecasts, which rely on management’s estimates of resource quantities and exploration potential, costs to produce and develop resources, revenues and operating expenses; (ii) appropriate discount rates; and (iii) expected future capital requirements (the “income valuation method”). The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets (the “market valuation method”). The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset (the “cost valuation method”). If the initial accounting for the business combination is incomplete by the end of the reporting period in which the acquisition occurs, an estimate will be recorded. Subsequent to the acquisition date, and not later than one year from the acquisition date, the Group will record any material adjustments to the initial estimate based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period in which the adjustment arises.

Recently Issued Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (the “FASB”) issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326) (“ASU 2025-05”). The amendments in the ASU 2025-05 provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance. The Group believes the future adoption of this ASU is not expected to have a material impact on its unaudited condensed consolidated financial statements.

In November 2025, the FASB issued ASU No. 2025-08, which expands the application of the gross-up approach to certain acquired loans. The amendments are effective for annual periods beginning after December 15, 2026, with early adoption permitted. The Group is currently evaluating the impact of adopting this guidance and does not expect it to have a material impact on its unaudited condensed consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption.

Note 3 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Accounts receivable – third parties	7,146,902	8,337,549	1,228,803
Less: allowance for credit losses	(887,898)	(2,318,007)	(341,632)
Accounts receivable, net	6,259,004	6,019,542	887,171

The following table presents the movements in the allowance for credit losses on accounts receivable for each of the two periods ended June 30, 2026:

	As o	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Allowance for credit losses at beginning of the period	102,200	887,898	130,860
Additions charged to expense	785,698	1,430,109	210,772
Allowance for credit losses at end of the period	887,898	2,318,007	341,632

Expected credit losses for the six months ended June 30, 2025 and 2026 amounted to RMB1,550,481 and RMB1,430,109 (US$210,772), respectively.

As of December 31, 2025 and June 30, 2026, the aging of accounts receivable based on the services provided were as follows:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Within 90 days	4,016,277	2,589,833	381,694
90 – 180 days	1,209,825	2,688,785	396,279
180 days – 1 year	1,920,800	1,745,225	257,214
Over 1 year	—	1,313,706	193,616
Accounts receivable	7,146,902	8,337,549	1,228,803

Note 4 — Prepayment and other current assets

Prepayment and other current assets consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Prepaid expenses	11,937,161	8,071,162	1,189,542
Prepayment for intangible assets	43,352,840	25,070,945	3,695,000
Employee loans	2,729,457	1,874,808	276,313
Other project investment	1,683,616	—	—
Other receivables	1,937,493	3,007,897	443,309
Total	61,640,567	38,024,812	5,604,164

Prepayment for intangible assets consist of deposits paid to vendors for the development of course content.

The Group provided loans to certain employees, primarily for housing and other employee-related purposes and all employee loans are due within one year and expected to be repaid by December 31, 2026.

Note 5 — Property and equipment, net

Property and equipment, net, consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Motor vehicle	496,185	496,185	73,129
Office equipment	1,133,534	1,068,308	157,450
Leasehold improvement	4,081,600	4,245,023	625,639
Subtotal	5,711,319	5,809,516	856,218
Less: accumulated depreciation	(1,454,437)	(2,263,896)	(333,658)
Property and equipment, net	4,256,882	3,545,620	522,560

Depreciation expenses for the six months ended June 30, 2025 and 2026 amounted to RMB156,110 and RMB875,959 (US$129,100), respectively.

Note 6 — Intangible assets, net

Intangible assets, net, consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Software purchased	5,606,954	53,781,164	7,926,363
Copyrights purchased	20,207,547	56,643,425	8,348,208
Subtotal	25,814,501	110,424,589	16,274,571
Less: accumulated amortization	(1,771,321)	(3,151,515)	(464,476)
Intangible assets, net	24,043,180	107,273,074	15,810,095

Copyrights purchased represent the acquired copyright rights for vocational education. For the six months ended June 30, 2026, the Group acquired software and copyright with a cost of RMB48,174,210 (US$7,100,000) and RMB36,435,878 (US$5,369,984), respectively. All of these newly acquired intangible assets were capitalized in June 2026. The amortization expenses were RMB611,011 and RMB1,380,195 (US$203,416) for the six months ended June 30, 2025 and 2026, respectively.

Management regards the acquisitions of software and copyrights as strategic long-term investments to develop the Group’s vocational education and technology platform for future product rollouts, course development and regional expansion. The recent revenue decline and widening losses stem from short-term market and regulatory headwinds affecting our existing training programs and do not indicate that the newly acquired intangible assets will fail to generate future cash flows over their useful lives.

As of June 30, 2026, management completed an ASC 360 triggering event assessment and concluded no triggering event requiring impairment testing exists for these newly acquired intangible assets. The short-term downturn is not expected to continue over the assets’ remaining useful lives, and long-term demand for vocational education remains sound.

Note 6 — Intangible assets, net (continued)

The following is a schedule, by fiscal years, of amortization amount of intangible assets as of June 30, 2026:

	Intangible assets
	RMB	US$
2027	11,043,408	1,627,597
2028	11,041,668	1,627,340
2029	11,041,510	1,627,317
2030	11,041,510	1,627,317
2031 and thereafter	63,104,978	9,300,524
Total	107,273,074	15,810,095

Note 7 — Right-of-use assets and lease liabilities

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Group’s operating leases are mainly related to office facilities in the PRC. For leases with terms greater than 12 months, the Group records the related asset and liability at the present value of lease payments over the term. The Group’s lease agreements do not contain any material guarantees or restrictive covenants. The Group does not have any material finance leases or any sublease activities. Short-term leases, defined as leases with an initial term of 12 months or less, are not reflected on the unaudited condensed consolidated balance sheets.

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Amortization of right of use assets and interest of lease liabilities	548,350	298,274	43,960
Operating lease expenses with an initial term of 12 months or less	—	51,574	7,601
Total operating lease expenses	548,350	349,848	51,561

Other information about the Group’s lease is as follows:

	As of December 31,	As of June 30,	As of June 30,
	2025	2026	2026
	RMB	RMB	US$
Operating cash flows used in operating lease	916,061	252,223	37,173
Right-of-use assets obtained in exchange for new operating lease liabilities	—	663,702	97,818
Right-of-use assets obtained in exchange for operating lease liabilities from modification	1,198,602	—	—
Weighted-average remaining lease term-operating	2.0 years	3.0 years	3.0 years
Weighted-average discount rate-operating	3.2%	3.2%	3.2%

The following is a maturity analysis of the annual undiscounted cash flows for the lease liabilities as of June 30, 2026:

	Operating lease
	RMB	US$
Years ending December 31,
2027	590,405	87,015
2028	411,663	60,672
2029	185,096	27,280
2030	194,347	28,643
2031	99,547	14,671
Total undiscounted lease payments	1,481,058	218,281
Less: Imputed interest	(75,758)	(11,166)
Lease liabilities recognized in the unaudited condensed consolidated balance sheet	1,405,300	207,115

Note 8 — Other payables

Other payables consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Accrued expenses	2,050,459	33,120	4,881

Note 9 — Deferred revenue

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Balance at the beginning of the period	620,000	40,942	6,034
Decrease in contract liabilities from recognizing revenue during the period included in the contract liabilities at the beginning of the period	(620,000)	(40,942)	(6,034)
Increase in contract liabilities from billings in advance of performance obligation under contracts	40,942	625,320	92,161
Balance at the end of the period	40,942	625,320	92,161

Note 10 — Bank loans

Outstanding balance of bank loans consisted of the following:

	Loan	Loan			Effective
	commencement	maturity	Loan	Loan	interest
	date	date	amount in	amount in	rate
As of June 30, 2026			RMB	US$
Short-term bank loans
Bank of China (a)	August 21, 2025	August 20, 2026	5,000,000	736,909	3.35%
Industrial and Commercial Bank of China (b)	March 23, 2026	March 22, 2027	3,740,000	551,208	3.00%
Agricultural Bank of China (c)	December 26, 2025	December 25, 2026	3,500,000	515,836	3.25%
Total short-term bank loans			12,240,000	1,803,953

Long-term bank loans
China Construction Bank (d)	March 21, 2025	March 21, 2028	990,000	145,908	3.05%
(a)	On August 21, 2025, Kebiao Technology obtained an RMB5,000,000 unsecured loan from Bank of China for a term of twelve months, with Mr. Yuan Li as a co-borrower, at a fixed annual interest rate of 3.35% per annum. The loan was fully repaid on August 18, 2026.
(b)	On March 23, 2026, Kebiao Technology obtained an RMB3,740,000 unsecured loan from Industrial and Commercial Bank of China for a term of twelve months, at a fixed annual interest rate of 3.00% per annum.
(c)	On December 26, 2025, Kebiao Technology obtained an RMB3,500,000 loan from Agricultural Bank of China for a term of twelve months, with Mr. Yuan Li as the guarantor, at a fixed annual interest rate of 3.25% per annum.
(d)	On March 21, 2025, Kebiao Technology obtained an RMB1,000,000 unsecured loan from China Construction Bank for a term of three years, with Mr. Yuan Li as a co-borrower, at a fixed interest rate of 3.05% per annum. The Company and Mr. Yuan Li are jointly and severally liable for the repayment of the loan. Kebiao Technology repaid RMB10,000 of loan principal for the six months ended June 30, 2026, and the outstanding principal balance was RMB990,000 as of June 30, 2026.

Note 11 — Taxes

Corporate Income Taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

Hong Kong

Under Hong Kong tax laws, with effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD2 million. The Company’s Hong Kong subsidiaries, Jiadezhigao HK, WISMASS HK and HK Yifu, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. There were no assessable profits derived from or earned from Jiadezhigao HK, WISMASS HK and HK Yifu for any of the periods presented.

The PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Kebiao Technology was approved as an HNTE on November 2, 2022 and renewed the HNTE status on December 8, 2025. As a result, Kebiao Technology has been entitled to a reduced income tax rate of 15% in 2025, 2026 and 2027. According to the Announcement of the State Taxation Administration on the Implementation of Income Tax Preferential Policies to Support the Development of Small Low Profit Enterprises and Individual Businesses, 25% of the annual taxable income of small low profit enterprises that does not exceed RMB3 million will be included in the taxable income, and the enterprise income tax will be paid at the rate of 20%. Jiade Zhigao, Shenzhen Kebiao, Kunyuan and Jiazhi are eligible for the above preferential tax policies for small and micro enterprises in 2025 and 2026 and will continue to be eligible for such policies until 2027.

The components of the income tax provision are as follows:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Current	34,806	12,711	1,873
Deferred	(232,572)	(869,289)	(128,117)
Total income taxes benefit	(197,766)	(856,578)	(126,244)

Note 11 — Taxes (continued)

The following table reconciles the China statutory rates to the Group’s effective tax rate for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
Statutory rate in the PRC	25.0%	25.0%
Effect of the PRC preferential tax rate	(2.0)%	(0.9)%
Foreign tax rate differential	(19.3)%	(23.4)%
R&D additional deduction	2.7%	0.4%
Non-deductible expenses*	3.2%	0.6%
Change in valuation allowance	(5.2)%	(0.0)%
Effective tax rate	4.4%	1.7%

*Non-deductible expenses mainly represent expenditures not deductible for PRC tax purposes.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2026, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2025 and 2026.

Taxes payable

Taxes payable consist of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Income tax payable	1,452,052	1,407,082	207,378
Value-added tax payable	57,082	65,678	9,680
Total taxes payable	1,509,134	1,472,760	217,058

Note 12 — Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure, as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”), the Chief Executive Officer, Mr. Yuan Li, to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

The Group primarily offers (i) one-stop comprehensive adult education supporting services, (ii) safety technology training services, (iii) online course services and (iv) customized equipment sales.

Based on the management’s assessment, the Group determined that it operates in four segments: (i) one-stop comprehensive adult education supporting services, (ii) safety technology training services, (iii) online course services and (iv) customized equipment sales.

The Group evaluates the performance of each operating segment based on several factors, of which the primary financial measures are operating segment profit or loss, as shown in the table below.

The table below provides a summary of the Group’s reportable segment information for the six months ended June 30, 2026:

	For the six months ended June 30, 2026
	Adult	Safety
	education	technology	Online	Customized
	supporting	training	course	equipment
	services	services	services	sales	Consolidation
	RMB	RMB	RMB	RMB	RMB	US$
Revenue	5,074,720	2,290,080	66,081	843,337	8,274,218	1,219,469
Operating costs and expenses	8,694,437	2,165,194	1,099,371	622,179	12,581,181	1,854,237
Segment profit (loss)	(3,619,717)	124,886	(1,033,290)	221,158	(4,306,963)	(634,768)
Unallocated (1):
Other operating expenses					(48,304,434)	(7,119,193)
Other income					1,207,036	177,895
Loss before income taxes					(51,404,361)	(7,576,066)

Long-lived assets	6,685,101	77,828,875	28,769,182	—	113,283,158	16,695,872
Goodwill	4,152,740	13,923,883	7,693,654	780,020	26,550,297	3,913,030
Current assets	11,436,157	6,533,609	25,070,945	241,060	43,281,771	6,378,944
Unallocated current assets (2)					52,599,860	7,752,260
Consolidated total assets					235,715,086	34,740,106
(1)	The unallocated items consist of staff costs including share-based compensation at headquarters, legal and professional fee and other expenses.
(2)	The asset categories reviewed by CODM consist of long-lived assets and current assets. Assets are allocated to each segment based on operations or their physical location. The unallocated current assets include cash and cash equivalent and other receivables attributable to headquarter operations.

Note 12 — Segment reporting (continued)

	For the six months ended June 30, 2025
	Adult	Safety
	education	technology	Online
	supporting	training	course
	services	services	services	Consolidation
	RMB	RMB	RMB	RMB
Revenue	5,671,628	3,503,890	208,072	9,383,590
Operating costs and expenses	8,074,541	2,796,046	330,189	11,200,776
Segment profit (loss)	(2,402,913)	707,844	(122,117)	(1,817,186)
Unallocated (3):
Other operating expenses				(3,299,139)
Other income				573,182
Loss before income taxes				(4,543,143)

Long-lived assets	7,600,769	442,498	11,481,132	19,524,399
Goodwill	13,318,789	5,587,375	7,644,133	26,550,297
Current assets	25,425,006	11,392,629	—	36,817,635
Unallocated current assets (4)				2,344,813
Consolidated total assets				85,237,144
(3)	The unallocated items consist of staff costs at headquarters, legal and professional fee and other expenses.
(4)	The asset categories reviewed by CODM consist of long-lived assets and current assets. Assets are allocated to each segment based on operations or their physical location. The unallocated current assets include cash and cash equivalent and other receivables attributable to headquarter operations.

The accounting policies of the operating segments are the same as the Group’s accounting policies described in note 2. Segment profit (loss) represents the profit or loss earned from each segment without allocation of certain other operating expenses and other income. This is the measure reported to the CODM for the purposes of resource allocation and performance assessment. The Group generates substantially all of its revenue from clients in China. Accordingly, no geographical segments are presented. Substantially majority of the Group’s long-lived assets are located in China.

Note 13 — Shareholders’ equity

The Company was established as a holding company under the laws of the Cayman Islands on February 20, 2023. The original authorized number of ordinary shares is 200,000,000 shares with par value of US$0.01 per share.

On May 23, 2025, the Company’s shareholders authorized and approved a consolidation of the Company’s authorized issued and unissued ordinary shares on an 8:1 basis (“8:1 Share Consolidation”) from 200,000,000 shares to 25,000,000 shares with a par value of US$0.08 per share. In addition, the Company’s shareholders authorized and approved to change the Company’s authorized share capital and reclassify the Company’s share structure (“Change of Authorized Share Capital”). Pursuant to the Change of Authorized Share Capital, the Company’s authorized share capital was increased from US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each, to an aggregate of (i) US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each, and (ii) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 30,000,000 preference shares of a par value of US$0.0001 each, each with such rights and restrictions as set forth in the Company’s second amended and restated memorandum and articles of association. Immediately following in the Change of Authorized Share Capital, the Company issued (i) an aggregate of approximately 2,014,893 Class A ordinary shares of a par value of US$0.0001 each to all existing shareholders of the Company, other than JD LIYUAN LIMITED, pro rata based on their existing shareholding percentages, and (ii) 1,052,063 Class B ordinary shares of a par value of US$0.0001 each to JD LIYUAN LIMITED (together, the “Issuance of Dual Class Shares”). Such issuances did not affect the relative shareholding percentages of any shareholder in the Company. Following the Issuance of Dual Class Shares, the Company repurchased all of the approximately 3,066,935 issued ordinary shares of a par value of US$0.08 each held by its shareholders and simultaneously cancelled such shares and the Company cancelled all 25,000,000 of its remaining authorized but unissued ordinary shares of a par value of US$0.08 each. As a result of the 8:1 Share Consolidation, Change of Authorized Share Capital and the Issuance of Dual Class Shares, the Company’s authorized share capital became US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, consisting of 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and 30,000,000 preference shares of a par value of US$0.0001 each. Holders of Class A ordinary shares of a par value of US$0.0001 each and Class B ordinary shares of a par value of US$0.0001 each have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A ordinary shares of a par value of US$0.0001 each is entitled to one vote per share and each holder of Class B ordinary shares of a par value of US$0.0001 each is entitled to 50 votes per share. As of the date of this report, the Company has not issued any Preference shares.

On July 15, 2025, the Company adopted the 2025 Equity Incentive Plan, pursuant to which, on the same date, the Company issued an aggregate of 302,230 Class A ordinary shares, par value US$0.0001 per share, to its employees for their services rendered to the Company.

On September 11, 2025 and September 24, 2025, the Company entered into certain securities purchase agreements (the “September 2025 SPAs”) with certain investors (the “September Purchasers”). Pursuant to the September SPAs, the Company agreed to sell, and the September Purchasers agreed to purchase, an aggregate of 10,700,000 Class A ordinary shares of the Company, par value US$0.0001 per share, with the purchase price of US$0.58 per share (the “September 2025 Offering”), for gross proceeds of US$6,206,000.

On December 11, 2025, the Company entered into certain securities purchase agreements (the “December 2025 SPAs”) with certain investors (the “December Purchasers”). Pursuant to the December SPAs, the Company agreed to sell, and the December Purchasers agreed to purchase, an aggregate of 9,300,000 Class A ordinary shares of the Company, par value US$0.0001 per share, with the purchase price of US$0.58 per share (the “December 2025 Offering”), for gross proceeds of US$5,394,000.

Note 13 — Shareholders’ equity (continued)

On February 18, 2026, the Company entered into a securities purchase agreement in a registered direct offering with certain investors named therein (collectively, the “Purchasers”), pursuant to which, the Company agreed to issue and sell (the “February 2026 Offering”): (i)3,490,000 Class A ordinary shares of the Company, par value $0.0001 per share; (ii) pre - funded warrants to purchase up to 8,510,000 Class A ordinary shares, par value $0.0001 per share (the “Pre-Funded Warrants”); and (iii) up to an aggregate of 48,000,000 Class A ordinary shares, par value $0.0001 per share (and/or RD Warrants in lieu thereof) issuable upon the exercise by the Purchasers of their option to purchase such additional Class A ordinary shares, par value $0.0001 per share (and/or RD Warrants in lieu thereof) on or before the 30th calendar day anniversary of the initial closing date on February 19, 2026 at a purchase price of $0.25 per Class A ordinary share, par value US$0.0001 per share. The purchase price for each Class A ordinary share, par value $0.0001 per share, was $0.25 and the purchase price for each Pre-Funded Warrant was $0.25. Upon the closing of the February 2026 Offering on the Closing Date, the Company received $3 million in gross proceeds, before deducting placement agent fees and offering expenses.

On March 11, 2026, the Company’s shareholders authorized and approved a consolidation of the Company’s authorized issued and unissued ordinary shares that every 25 issued and unissued Class A ordinary share of a par value of US$0.0001 each in the Company’s share capital, every 25 issued and unissued Class B ordinary share of a par value of US$0.0001 each in the Company’s share capital, and every 25 issued and unissued preference share of a par value of US$0.0001 each in the Company’s share capital, be consolidated into one Class A ordinary share of a par value of US$0.0025 each, one Class B ordinary share of a par value of US$0.0025 each and one preference share of a par value of US$0.0025 each, respectively (each a “Consolidated Share”) and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the “25:1 Share Consolidation,” together with the 8:1 Share Consolidation, the “Share Consolidations”). As a result of the 25:1 Share Consolidation, the authorized share capital of the Company was changed to US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each, consisting of (a) 15,800,000 Class A ordinary shares of a par value of US$0.0025 each, (b) 3,000,000 Class B ordinary shares of a par value of US$0.0025 each, and (c) 1,200,000 preference shares of a par value of US$0.0025 each. The 25:1 Shares Consolidation was effected on March 23, 2026.

On April 6, 2026, the Company adopted the 2026 Equity Incentive Plan, pursuant to which, on the same date, the Company issued an aggregate of 2,900,000 Class B Ordinary Shares, par value US$0.0025 per share, to Mr. Yuan Li, the Chairman of the Board of Directors and Co-Chief Executive Officer of the Company, for his service rendered to the Company. The Shares were issued to and held under the name of JD LIYUAN LIMITED, a British Virgin Islands company that is 100% owned by Mr. Yuan Li, on Mr. Yuan Li’s behalf.

On May 4, 2026, the Company entered into a certain securities purchase agreement (the “May 2026 SPAs”) with each of certain purchasers (each, a “Purchaser”, and collectively, the “Purchasers”). Pursuant to the May 2026 SPAs, each Purchaser agreed to purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 50,000,000 Class A ordinary shares of the Company, par value $0.0025 per share, subject to adjustments for forward and share consolidation, recapitalizations, stock dividends and the like after the date of the May 2026 SPAs (the “Shares”), at a purchase price of $0.24 per share, for an aggregate purchase price of $12,000,000 (the “May 2026 Offering”). Pursuant to the May 2026 SPAs, the Offering shall have an initial closing of $3.36 million of the Company’s Class A ordinary shares on or about May 5, 2026 (the “May 2026 Initial Closing”), and the second closing of $8.64 million of the Company’s Class A ordinary shares on a date to be determined by the Company but no later than June 30, 2026 (the “June 2026 Second Closing”), subject, in each case, to the satisfaction of customary and other closing conditions. In addition to the customary closing conditions, no June 2026 Second Closing may occur unless the Company has effectuated a share consolidation and has further amended its Amended and Restated Memorandum and Articles of Association. On May 7, 2026, the May 2026 Initial Closing occurred and the Company will issue 14,000,000 Class A ordinary shares (the “Initial Closing Shares”) upon the confirmed receipt of $3.36 million in gross proceeds from the Purchasers, before deducting offering expenses. On June 1, 2026, the June 2026 Second Closing occurred and the Company will issue 3,600,000 Class A ordinary shares (the “June 2026 Second Closing Shares”) upon the confirmed receipt of $8,640,000 in gross proceeds from the Purchasers, before deducting offering expenses (the “June 2026 Offering”). The June 2026 Second Closing Shares are being issued at a purchase price of $2.40 per share, reflecting the Company’s 10-for-1 share consolidation effected on June 1, 2026.

Note 13 — Shareholders’ equity (continued)

On May 27, 2026, the Company announced that the Company plans to effect a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 10:1 basis (the “10:1 Share Consolidation”), which was approved by the Company’s board of directors on April 20, 2026 and May 12, 2026, and approved by the Company’s shareholders on May 4, 2026. As a result of the 10:1 Share Consolidation, each of the 20,000,000 authorized ordinary shares, consisting of (a) 15,800,000 Class A ordinary shares of a $0.0025 par value each, (b) 3,000,000 Class B ordinary shares of a $0.0025 par value each, and (c) 1,200,000 preference shares in the Company of $0.0025 of a par value each, will automatically be consolidated into to 2,000,000 ordinary shares, consisting of (a) 1,580,000 Class A ordinary shares of a par value of $0.025 each, (b) 300,000 Class B ordinary shares of a par value of $0.025 each, and (c) 120,000 preference shares of a par value of $0.025 each, without any further action on the part of the shareholders. In addition, the Company also plans to effect a change in its authorized share capital (the “Second Change of Authorized Share Capital”), which was also approved by the Company’s board of directors on April 20, 2026, and approved by the Company’s shareholders on May 4, 2026. Pursuant to the Second Change of Authorized Share Capital, the Company’s authorized share capital will be increased from $50,000 divided into 2,000,000 ordinary shares of a par value of $0.025, consisting of (a) 1,580,000 Class A ordinary shares of a par value of $0.025 each, (b) 300,000 Class B ordinary shares of a par value of $0.025 each, and (c) 120,000 preference shares of a par value of $0.025 each, to an aggregate of (i) $50,000 divided into 2,000,000 ordinary shares, consisting of (a) 1,580,000 Class A ordinary shares of a par value of $0.025 each, (b) 300,000 Class B ordinary shares of a par value of $0.025 each, and (c) 120,000 preference shares of a par value of $0.025 each; and (ii) $50,000 divided into 2,000,000,000 ordinary shares, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of $0.000025 each (the “Class A Ordinary Shares”), (b) 10,000,000 Class B ordinary shares of a par value of $0.000025 each (the “Class B Ordinary Shares”), and (c) 1,200,000 preference shares of a par value of $0.000025 each (the “Preference Shares”) (the “Increase in Authorized Share Capital”). Immediately following the Increase in Authorized Share Capital, the Company will issue (i) an aggregate of approximately 1,537,272 Class A Ordinary Shares to all the existing holders of the Class A ordinary shares of a par value of $0.025 each and each holder will be issued such shares pro-rata to their existing shareholding ratio of the Company, and (ii) 294,209 Class B Ordinary Shares to JD LIYUAN LIMITED (together, the “Issuance of Shares”). The Issuance of Shares will not affect the relative shareholding percentages of any shareholder in the Company. Following the Issuance of Shares, the Company will repurchase all of the approximately 1,537,272 issued Class A ordinary shares of $0.025 par value each and 294,209 Class B ordinary shares of $0.025 par value each held by its shareholders and simultaneously cancel such shares. Lastly, the Company will cancel all 2,000,000 of its remaining authorized but unissued ordinary shares of $0.025 par value. As a result of the 10:1 Share Consolidation and Second Change of Authorized Share Capital, the Company’s authorized share capital will become $50,000 divided into 2,000,000,000 shares, consisting of (i) 1,988,800,000 Class A Ordinary Shares of a par value of $0.000025 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of $0.000025 each, and (iii) 1,200,000 Preference Shares of a par value of $0.000025 each.

As of December 31, 2025 and June 30, 2026, 89,269 and 5,137,272 Class A Ordinary Shares, and 4,209 and 294,209 Class B Ordinary Shares, were issued and outstanding, respectively. The shares are presented on a retroactive basis to reflect the Share Consolidations and Change of Authorized Share Capital.

Additional paid-in capital

As of December 31, 2025, additional paid-in capital in the unaudited condensed consolidated balance sheet represents the net proceeds from the September Offering and December Offering. As of June 30, 2026, additional paid-in capital in the unaudited condensed consolidated balance sheet represents the net proceeds from the February Offering, the May Offering, and the June offering during the six months ended June 30, 2026, and the fair value of the shares granted under the Company’s equity incentive plans.

Statutory reserves and restricted net assets

The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Group’s board of directors. The statutory reserve funds and discretionary reserve funds are not distributable as cash dividends. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately RMB2,111,434 and RMB2,111,434 (US$311,187) as of December 31, 2025 and June 30, 2026, respectively.

Note 13 — Shareholders’ equity (continued)

Because the Group’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was RMB4,840,518 and RMB4,840,518 (US$713,404) as of December 31, 2025 and June 30, 2026, respectively.

Ordinary shares subscribed

Subscribed shares are shares that shareholders have promised to buy. The total number of shares that shareholders have promised to buy are fully paid as of March 6, 2026.

Note 14 — Related party balances and transactions

The following is a list of related parties which the Group has transactions with:

- Mr. Yuan Li, 100% owner of the Company’s largest shareholder and one of the directors of the Company.

- Mr. Xiang Lan, key management of the Company.

- JD LIYUAN LIMITED, the Company’s largest shareholder.

Amounts due to related parties

The amounts due to related parties consisted of the following:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Mr. Yuan Li	417,062	202,372	29,826
JD LIYUAN LIMITED	45,732	55,384	8,163
Mr. Xiang Lan	43	—	—
Total	462,837	257,756	37,989

Amounts due to Mr. Yuan Li are unsecured, interest-free, due in July 2029, and represent the purchase payments for a vehicle on behalf of Kebiao Technology, which is mainly because vehicle installment payments can only be processed on behalf of Kebiao Technology in the name of its legal representative. Amounts due to JD LIYUAN LIMITED are unsecured, interest-free and repayable on demand, which represent the advance expenses paid on behalf of the Group.

Note 15 — Concentrations and risks

(a)Concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit loss. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
Amount of the Group’s revenue
Customer A	1,538,585	1,911,957	281,788
Customer B	1,419,387	NA(1)	NA(1)
Customer C	1,646,439	1,219,930	179,795

(1)The amount was less than 10% of the Company’s total revenue for the six months ended June 30, 2026.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Amount of the Group’s accounts receivable
Customer A	1,191,850	NA(2)	NA(2)
Customer C	4,843,602	6,066,126	894,036
Customer D	850,000	NA(2)	NA(2)

(2)The amount was less than 10% of the Company’s accounts receivable as of June 30, 2026.

(b)Credit risk

Credit risk is the potential financial loss to the Group resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Group, as and when they fall due. As the Group does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts and other receivables (excluding prepayments) and cash and cash equivalents presented on the unaudited condensed consolidated balance sheets. The Group has no other financial assets which carry significant exposure to credit risk.

(c)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s interest rate risk arises primarily from loans. Loans issued at variable rates and fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively.

Note 15 — Concentrations and risks (continued)

(d)Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Note 16 — COMMITMENTS

Operating lease commitments

The total future minimum lease payments including the agreed upon property management fee under the non-cancellable operating lease with respect to the contractual obligations were as follows:

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Within 1 year	143,438	200,743	29,586
1 – 2 years	143,438	129,024	19,016
2 – 3 years	—	57,305	8,446
3 – 4 years	—	57,305	8,446
4 – 5 years	—	38,203	5,630
Total	286,876	482,580	71,124

Note 17 — CONTINGENCIES

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these unaudited condensed consolidated financial statements.

Note 18 — SUBSEQUENT EVENTS

The Group has performed an evaluation of subsequent events through to the date the unaudited condensed consolidated financial statements were issued, and determined that no events would have required adjustment to or disclosure in the unaudited condensed consolidated financial statements, except for the events mentioned below:

On August 12, 2026, Kebiao Technology obtained an RMB4,500,000 loan from Bank of China for a term of twenty-four months, at a fixed annual interest rate of 2.80% per annum.

Note 19 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Group’s operations and revenue are conducted and generated in the PRC, and all of the Group’s revenue earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Group may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Group’s ability to convert RMB into U.S. dollars.

Regulation S-X requires the condensed financial information of the registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

The condensed financial information has been prepared using the same accounting policies as set out in the unaudited condensed consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments — Equity Method and Joint Ventures.

For the six months ended June 30, 2025 and 2026, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

PARENT COMPANY CONDENSED BALANCE SHEETS

	As of	As of	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
ASSETS:
Cash and cash equivalents	1,490	1,504,953	221,803
Prepayment and other current assets	40,672,667	28,802,750	4,245,000
Amounts due from related parties	66,413,758	95,487,773	14,073,156
Intangible assets	—	73,930,843	10,896,058
Investment in subsidiaries	16,111,116	14,336,134	2,112,885
TOTAL ASSETS	123,199,031	214,062,453	31,548,902
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Payroll payables	531,990	294,865	43,457
Other payables	1,855,822	—	—
Amounts due to related parties	229,730	55,384	8,163
TOTAL LIABILITIES	2,617,542	350,249	51,620
SHAREHOLDERS’ EQUITY
Class A ordinary shares, US$0.000025 par value, 1,988,800,000 shares authorized, 89,269 and 5,137,272 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively*	15	870	128
Class B ordinary shares, US$0.000025 par value, 10,000,000 shares authorized, 4,209 and 294,209 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively*	1	50	7
Additional paid-in capital	127,470,080	257,008,148	37,878,314
Statutory reserves	2,111,434	2,111,434	311,187
Ordinary shares subscribed	(15,755,217)	—	—
Accumulated other comprehensive loss	(1,086,344)	(2,793,592)	(411,724)
Retained earnings (Accumulated deficit)	7,841,520	(42,614,706)	(6,280,630)
TOTAL SHAREHOLDERS’ EQUITY	120,581,489	213,712,204	31,497,282
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	123,199,031	214,062,453	31,548,902
*

Shares have been retroactively adjusted to reflect the decreased number of shares resulting from the Share Consolidations, Change of Authorized Share Capital and Issue of Dual Class Shares effective from June 24, 2025, March 23, 2026 and June 1, 2026.

Note 20 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
General and administrative expenses	3,465,275	43,964,197	6,479,522
Research and development expenses	43,415	41,086	6,055
LOSS FROM OPERATIONS	(3,508,690)	(44,005,283)	(6,485,577)
Interest income	—	8	1
Other expenses, net	(4,751)	(4,772)	(703)
Equity in loss of subsidiaries	(967,999)	(6,446,179)	(950,049)
LOSS BEFORE INCOME TAX	(4,481,440)	(50,456,226)	(7,436,328)
NET LOSS	(4,481,440)	(50,456,226)	(7,436,328)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(678,443)	(1,707,248)	(251,617)
TOTAL COMPREHENSIVE LOSS	(5,159,883)	(52,163,474)	(7,687,945)

Note 20 — UNAUDITED CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY  (continued)

PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2025	2026	2026
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Total net loss	(4,481,440)	(50,456,226)	(7,436,328)
Adjustments to reconcile net income to net cash used in operating activities:
Equity in loss of subsidiaries	967,999	6,446,179	950,049
Employee stock compensation	—	32,964,266	4,858,332
Unrealized foreign exchange gain	(678,443)	(453,211)	(66,795)
Changes in operating assets and liabilities:
Prepayment and other current assets	170,185	(588,420)	(86,722)
Other payables	892,751	(1,855,822)	(273,515)
Payroll payables	220,721	(237,125)	(34,948)
NET CASH USED IN OPERATING ACTIVITIES	(2,908,227)	(14,180,359)	(2,089,927)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	—	(62,838,947)	(9,261,315)
NET CASH USED IN INVESTING ACTIVITIES	—	(62,838,947)	(9,261,315)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	—	112,456,186	16,573,991
Net repayment from related parties	4,393,049	(33,919,558)	(4,999,124)
Deferred costs related to initial public offering	(1,487,976)	—	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,905,073	78,536,628	11,574,867
EFFECT OF FOREIGN EXCHANGE RATE ON CASH AND CASH EQUIVALENT	—	(13,859)	(2,042)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(3,154)	1,503,463	221,583
TOTAL CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,437	1,490	220
TOTAL CASH AND CASH EQUIVALENTS, END OF PERIOD	1,283	1,504,953	221,803